The Marquie Group, Inc.

7901 4th Street North, Suite 4000

St. Petersburg, FL 33702-4305

April 6, 2022

VIA EMAIL AND EDGAR

Brittany Ebbertt - Senior Staff Accountant

Kathleen Collins - Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

EbberttB@SEC.GOV

Re:	Marquie Group, Inc.

Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2021

Form 10-Q for the fiscal period ended November 30, 2021

File No. 000-54163

Dear Mesdames Ebbert and Collins:

This correspondence of The Marquie Group, Inc., a Florida corporation (the “Company”) is in reference to the Company’s submission of (i) Amendment No. 1 to its Form 10-K for the fiscal year ended May 31, 2021; and (ii) Form 10-Q for the fiscal period ended November 30, 2021 (collectively, the “Reports”), with the U.S. Securities and Exchange Commission (hereafter, the “Commission”). We are in receipt of your email to the Company, dated April 6, 2022, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2021

Report of Independent Registered Public Accounting Firm, page 14

1.	COMMENT. Please amend to include a properly dated report from your independent auditor. Refer to Rule 2-02(a)(1) of Regulation S-X.

RESPONSE: The Company has corrected the date of the auditor report as requested.

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 33

2.	COMMENT. We note your reference to lack of segregation of duties in your disclosure control and procedures discussion, which appears to indicate that you have a material weakness in your controls. If true, please revise your internal control over financial reporting disclosures to include a discussion of such weakness and clearly identify it as a material weakness. Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE: The Company has added a discussion detailing the risks associated with the lack of segregation of duties as requested.

General

3.	COMMENT. We note that you amended and restated your Articles of Incorporation in December 2018 to change your name from Music of Your Life to The Marquie Group, Inc.; however, you continue to refer to Music of Your Life in footnote 1 to the financial statements, on the signature page and in your Section 302 and Section 906 certifications. Please revise:

RESPONSE: The name of the Company has been corrected in footnote 1 and the signature pages as requested.

Form 10-Q for the fiscal period ended November 30, 2021

Exhibits

1.	COMMENT. Please revise to refer to both disclosure controls and procedures and internal control over financial reporting in the introductory language in paragraph 4 in your Section 302 certifications. Refer to Item 601(b)(31) of Regulation S-K

RESPONSE: The Company has added references to both disclosure controls and procedures and internal control over financial reporting in the introductory language in paragraph 4 as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

THE MARQUIE GROUP, INC.

/s/ Marc Angell

Marc Angell

Chief Executive Officer